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                                                          Filed by Tesmark, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                                  Subject Company: Tesmark, Inc.
                                                  Commission File No.  000-30448

                                                                November 2, 2000


FOR IMMEDIATE RELEASE

               Tesmark, Inc. Bids to Acquire Wireless Technology

LAS VEGAS, NEVADA, November 2, 2000. Tesmark, Inc. (symbol: TSMK - OTCBB), a publicly-traded Nevada corporation, today announced entering into a memorandum of understanding whereby the Company will acquire 100% of the wireless technology from Goldweb Technologies, Inc., a wholly owned subsidiary of Consolidated Gold Win Ventures, Inc. (symbol: CGW - CDNX) of Canada.

Consideration for the purchase will be cash and one million shares of Tesmark common stock. In addition, the Company will pay CGW up to 1,500,000 shares on an earnout agreement for value added products and outside contracts based on one share per $10.00 of income generated. Final closing documents are expected to be signed within 30 days, pending only the approval of the final form of the agreements by the respective Boards of Directors.

FORWARD-LOOKING STATEMENTS. This release contains statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Various factors could cause actual results to differ materially from those projected on forward-looking statements, including but not limited to the timing and development of emerging technologies. Although Tesmark, Inc. believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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ADDITIONAL INFORMATION

Tesmark plans to file with the Securities and Exchange Commission a Current Report on Form 8-K upon any eventual consummation of the acquisition described above. In addition, Tesmark filed a registration statement under the Securities Exchange Act of 1934, and files annual, quarterly and special reports, proxy statements, and other reports, all of which can be reviewed and copied at the Securities and Exchange Commission's public reference room, 450 Fifth Street N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-732-0330 for further information on the public reference rooms. Also, our filings can be viewed free of charge on the SEC's "E.D.G.A.R." website, http://www.sec.gov/edgarhp.htm, or on a number of commercially-sponsored E.D.G.A.R. websites. Some commercial sites may charge a fee for viewing E.D.G.A.R. filings.

You may obtain information directly from the Company by contacting:

Floyd Robertson, President
Tesmark, Inc.
2921 N. Tenaya Way, Suite 216
Las Vegas, NV  89128
(702) 947-4877